UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549


   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                              ISSUERS
 Under Section 12(b) or (g) of the Securities Exchange Act of 1934


              YELLOWSTONE CORPORATE SERVICES, INC.
         (Name of Small Business Issuer in its charter)


            Nevada                           88-0491287
(State or other jurisdiction of           (I.R.S. Employer
incorporation or organization)         Identification Number)

       Suite 1201 Alexandra House, 16-20 Chater Road
                       Hong Kong
             (Address of principal executive
                          offices)

          Issuer's telephone number:     (852) 2905-1388


Securities to be registered under section 12(b) of the Act:

 Title of Each Class to be so      Name on each exchange on which
          registered               each class is to be registered
------------------------------    --------------------------------



Securities to be registered under section 12(g) of the Act:

Common Stock, $.001 par value per share



PAGE-1-



                         TABLE OF CONTENTS

Part I                                                              3

 Item 1.  Description of Business                                   3

 Item 2.  Management's Analysis of Financial Condition and Plan of
       Operation                                                    6

 Item 3.  Description of Property                                   9

 Item 4.  Security Ownership of Certain Beneficial Owners and
       Management                                                   9

 Item 5.  Directors and Executive Officers, Promoters and Control
       Persons                                                     10

 Item 6.  Executive Compensation                                   11

 Item 7.  Certain Relationships and Related Transactions           12

 Item 8.  Description of Securities                                13

Part II                                                            14

 Item 1.  Market for Common Equity and Related Stockholder Matters 14

 Item 2.  Legal Proceedings                                        14

 Item 3.  Changes in and Disagreements with Accountants            14

 Item 4.  Recent Sale of Unregistered Securities                   14

 Item 5.  Indemnification of Directors and Officers                15

Part F/S                                                           17

Part III                                                           34

 Item 1.  Index to Exhibits                                        34

SIGNATURES                                                         35



PAGE-2-



Forward Looking Statements

  Some of the statements contained in this Form 10-SB that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

  1. Our ability to attract, integrate and maintain internal management, technical information and management information systems;

  2.   Our ability to generate customer demand for our services;

  3.   The intensity of competition; and

  4.   General economic conditions.

  All written forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

  The safe harbors of forward-looking statements provided by the Securities Litigation Reform Act of 1995 are unavailable to issuers not subject to the reporting requirements set forth under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. As the Company has not registered its securities pursuant to
Section 12 of the Exchange Act, such safe harbors set forth under the Reform Act are unavailable to the Company.

                              Part I

Item 1.  Description of Business

A.  Business Development

  We were incorporated in the State of Nevada on March 14, 2001, under the name Yellowstone Corporate Services, Inc. Our articles of incorporation authorize us to issue up to 20,000,000 shares of common stock at a par value of $0.001 per share and 5,000,000 shares of preferred stock at par value. We are filing this Form 10-SB voluntarily with the intention of establishing a fully reporting status with the SEC. Obtaining a fully reporting status is a necessary step to have our stock listed on the OTCBBr in the
future.   Consequently, we will continue to  voluntarily  file  all
necessary reports and forms as required by existing legislation and SEC rules.

  Since our inception, we have generated $135 in revenues and have accumulated losses. We have never been party to any bankruptcy, receivership or similar proceeding, nor have we undergone any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business. Our operations have been limited to startup and development activities, which include the following:



PAGE-3-



  1.   Formation of the Company and obtaining start-up capital;

  2.   Developing our services;

  3.   Establishing alliances in the marketplace; and

  4.    Securing  office space in Hong Kong, China and  the  United
     States.

  We are a start-up company with a limited operating history. We cannot guarantee you that we will be able to generate revenues or produce income, in light of the risks associated with the consulting services we provide. These risks include, but are not limited to, market acceptance and penetration of our services, our ability to cost-effectively market and provide our services, competition, general economic conditions and factors that may be beyond our control. We cannot assure you that we will be successful in addressing these risks. Failure to address these risks could limit our ability to generate sales to meet our financial obligations.

B.  Business of Issuer

(1)  Principal Services and Principal Markets

  Our goal is to assist small- and medium-sized foreign businesses in accessing international capital markets through listings on nationally recognized stock exchanges. We intend to initially offer our services to clients in a focused geographical region, which will include Hong Kong, the People's Republic of China ("China") and the Republic of Korea ("Korea"). We plan to facilitate this goal by acting as a Project Manager to provide consulting, liaison and coordination services to foreign companies. In addition, after our clients become publicly traded companies, we will provide them with continuing consulting services related to maintaining compliance with the requirements of pertinent jurisdictions and regulatory agencies. Such consulting, liaison and coordination services that we intend to provide include or address, without exclusivity, the following:

  1.   Organizing and incorporating client companies;

  2.   Development and preparation of business and operational plans;

  3.   Establishing accounting control systems;

  4.     Introducing  clients  to  legal,  accounting   and   other
     professional services firms;

  5. Acting as the intermediary for the flow of information and documentation between clients and professional services firms; and

  6. Other general advisory services, as required or requested by clients.

  Our management believes that Asian companies seek listing on stock exchanges based in the United States because of a few factors:

  1. Access to international capital markets - Listing in the United States provides Asian companies with added liquidity compared with local Asian stock exchanges. This, in turn, increases marketability of their products and services, as well as increases the potential to access a greater range of capital financing, if necessary, than if the companies were to be listed on a local exchange.

  2. Access to new markets for products and services - Being listed in the U.S. offers brand recognition in the U.S.; therefore, U.S. companies may prefer to conduct business with U.S. listed foreign companies rather than privately-held or foreign exchange listed companies.



PAGE-4-



  3. Costs of listing - Listing on a foreign exchange, in a country such as China or Hong Kong, costs comparatively more in professional fees than on the OTCBB. In addition, such foreign exchanges typically have listing requirements that small, development-stage companies cannot meet.

  Our management believes that we operate in the corporate advisory services sector within the consulting industry in East Asia. The market for our services consists mainly of Asian companies desirous of gaining access to international capital markets, specifically in the United States of America.

(2)  Distribution Methods of Our Services

  We initially intend to provide our services to companies based in Hong Kong, Korea or China. Our marketing strategy is to foster strategic alliances with management's prior business associates, legal and accounting firms and other professional service firms, through which we expect to garner referrals and gain brand exposure at no cost. We have approached some of these persons and entities with regard to generating referrals, although we cannot guarantee you that we will be successful in doing so.

  Management has considered the use of mass media to market and advertise our services. We have engaged a web site developer to establish an Internet presence. We expect our web site to be finalized and launched by May of 2002. The web site, which will feature English and Chinese versions, will serve to market our services to potential clients. However, we believe that the use of newspaper, television and radio exposure may not be cost effective at this time. As we begin to generate revenues and profits, our management will reconsider implementing a marketing campaign utilizing various media.

(4)   Competitive Business Conditions and the Issuer's  Competitive
  Position

  We have not obtained market research conducted by independent and qualified professionals to ascertain the demand for the type of services we intend to provide. We also have no access to information as to the number of professional firms providing services similar to those rendered by us. Our officers and directors, however, are aware that all major US investment banks have established offices in Hong Kong. These offices offer companies in Hong Kong and China a full range of investment banking services, including initial public offerings in the US. Our officers and directors are also aware of several small and medium size US investment banks, as well as local consultants in Hong Kong and China, providing US public listing services.

  There are many consulting firms and financial services firms which have significantly greater financial and personnel resources and technical expertise than ours. Our competitors in some instances will be larger, more established companies, some of which may possess substantially greater financial, marketing and operational resources than we do. In view of our limited financial and human resources, we have significant competitive disadvantages compared to our competitors.

(7)    Licenses,  Franchises  and  Royalty  Agreements,   Including
  Duration

  We do not have any licenses, franchises or royalty agreements. However, we have entered into Name Use Right Agreements, pursuant to which a company may utilize the word "Yellowstone" as part of their corporate name. Our management believes that these agreements do not constitute a "franchise," due to the following reasons:

     1.   We do not have a trademark on the word "Yellowstone,"

     2. We do not provide any operational support to the parties to the Name Use Right Agreements,

     3. The parties to the Name Use Right Agreements do not have to follow any rules imposed by Yellowstone on their operations and

     4. Yellowstone does not provide training to the parties to the Agreements.



PAGE-5-



  We offer companies the opportunity to participate in such Name Use Right Agreements, so that such companies can claim to be a part of a network of companies, working together to cross-market each other's services, although there is no obligation to do so.

(8)  Government Approval of Principal Products or Services

  We are not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally and laws or regulations directly applicable to our industry.

(9)  Effect of Existing or Probable Government Regulations

  We believe that we will be able to comply in all material respects with any applicable governing laws and regulations. We are not aware of any probable government regulations that may adversely affect our business. However, various federal and state agencies may propose new legislation that may adversely affect our business, financial condition and results of operations. We are not aware of any probable government regulations that may adversely affect our business.

(12)  Employees

  We presently have three part-time employees, King Kwok Yu, President of Yellowstone, Kai Hon Chan, Chief Operating Officer of Yellowstone and Ka Yiu Ip, Chief Financial Officer of Yellowstone. Mr. Yu dedicates approximately 90% of his time to our operations, while Mr. Chan commits approximately 80% of his time to Yellowstone and Mr. Ip commits approximately 25% of his time to our operations. Our employees are not represented by a collective bargaining agreement, and we believe that our relations with our employees are good.

C.  Reports to Security Holders

(1)  Annual Reports

  We intend to deliver annual reports to security holders and the United States Securities and Exchange Commission on Form 10-KSB in accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, as amended. Such annual reports will include audited financial statements.

(2)  Periodic Reports with the SEC

  As of the date of this Registration Statement, we have not been filing periodic reports with the SEC. However, the purpose of this Registration Statement is to become a fully reporting company on a voluntary basis. Hence, Yellowstone will file periodic reports with the SEC as required by laws and regulations applicable to fully reporting companies.

(3)  Availability of Filings

  You may read and copy any materials Yellowstone files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.



PAGE-6-



Item 2.   Management's Analysis of Financial Condition and Plan  of
       Operation

A.  Plan of Operation

  Since our inception on March 14, 2001 through December 31, 2001, we incurred a net loss of $7,438. Our efforts have focused primarily on the development of our plan of operations, implementing our initial business strategy and raising working capital through equity financing.

  To fund fiscal 2002 operations, we believe our current financial resources and ability to generate revenues will be adequate to provide for our working capital needs through December 2002. Management believes that ongoing operations will primarily be financed through revenues generated from our ability to engage in and complete consulting projects. However, we may need to obtain additional financing in the event that we are unable to realize sufficient revenue or collect accounts receivable. Furthermore, our ability to satisfy the redemption of future debt obligations that we may enter into will be primarily dependent upon the future financial and operating performance of our Company. Such performance is dependent upon financial, business and other general economic factors, many of which are beyond our control. If we are unable to generate sufficient cash flow to meet our future debt service obligations or provide adequate long-term liquidity, we will have to pursue one or more alternatives, such as reducing or delaying capital expenditures, refinancing debt, selling assets or operations or raising equity capital. There can be no assurance that such alternatives can be accomplished on satisfactory terms, if at all, or in a timely manner.

  Our priorities for the next 12 months of operations are:

  1. Launching a dual web site in English and Chinese - Our Board of Directors believes the Internet is a useful means to communicate with a multi-national audience. We plan to develop a web site for use as a marketing and communication tool to introduce our company and services to potential clients. The web site will feature a Chinese language version to cater to the Asian market, as well as an English edition for the American market. An independent web site developer was contracted on December 8, 2001 to assist in the development of our web site.

  2. Organizing seminars to educate potential clients - Most people in Asia recognize the importance of American capital markets in terms of stability and liquidity. Unfortunately, these same people are not familiar with (a) the procedure to access US markets, (b) the responsibilities of a fully reporting company registered with the United States Securities and Exchange Commission and (c) the regulations and laws governing the raising of capital in the US.
     We plan to organize seminars to educate potential clients about the risks, benefits and responsibilities related to raising capital and being listed on an exchange in the United States. No seminars have been organized or planned as of yet.

  3. Developing our network of contacts -Yellowstone is a service oriented company and our assignments involve the participation of qualified professionals. Our network of contacts to provide these services consists of two groups: (1) professional firms such as law firms, accountants, broker/dealers and transfer agents, which are required for publicly-traded companies; and (2) corporate finance houses, individual professionals and friends and family. The first group of professionals will assist our clients with the process of becoming fully-reporting and publicly-traded. The second group will be relied upon to offer referrals and to generate word of mouth advertising.

  4. Employing one or two additional staff members - We expect to hire up to two additional employees to perform administrative functions, as well as to assist our officers and directors to serve our clients. There are no plans to add staff at this time and the addition of personnel is dependent upon the development and profitability of our business operations.



PAGE-7-



B.  Risk Factors

(1) Our need for additional capital may adversely affect our operations.

  Our cash requirements may vary from expectations because of results coming from our marketing, relationships with potential strategic partners, changes in the direction of our development programs, competitive and technical advances, governmental requirements and other factors. We will be dependent on the availability of capital to finance and expand our operations and to finance our other working capital requirements. To the extent:

  1. Our growth requires additional capital, we are not certain that additional capital will be available to us on commercially reasonable terms or at all;

  2. Our inability to obtain additional capital, if needed, would adversely affect our business and could cause us to curtail our expansion; and

  3. We are required to sell our equity securities to raise operating capital; the stock interests of our stockholders could be substantially diluted.

  Although our management believes that our current capital resources will be sufficient to sustain operations through the fiscal year ended December 31, 2002, we may need to raise additional capital to fund future operations and to satisfy future capital requirements, if unexpected events occur that lead to a decline in our industry's conditions or cause us to deplete our capital resources. There can be no assurance that we will be able to raise needed capital on terms favorable to us, if at all. If we are unable to secure sufficient capital in the future, our ability to pursue our business strategy and our results from operations may be impaired. There is no assurance that our estimate of our liquidity needs is accurate or that new business development or other unforeseen events will not occur, resulting in the need to raise additional funds. The failure to raise any needed additional funds will have a material adverse effect on us.

(2)  We may not be able to compete against our larger competitors.

  Our management has not obtained market research, conducted by independent and qualified professionals, to indicate that demand exists for the type of services we intend to offer. We also have no access to information as to the number of professional firms providing services similar to those we are contemplating. Our officers and directors, however, are aware that all major US investment banks have established offices in Hong Kong. These offices offer a full range of investment banking services, including initial public offerings in the US, to companies in Hong Kong and the PRC.

  We will remain an insignificant participant among the firms that provide services to assist foreign companies to become publicly-traded in the US. There are many consulting firms and financial services firms that have significantly greater financial and personnel resources and technical expertise than we do. Accordingly, we cannot guarantee you that we will be able to compete successfully in our targeted markets.

(3) Our failure to develop and market our services may limit our potential revenues and the value of your shares.

  Our success will depend, in part, on our ability to develop our planned consulting and advisory services, to attract customers and to assemble a client support network. If we fail to accomplish our objectives, we will be able to conduct only limited business or none at all. Our inability to build our services could have the following results:

  1.   Decreased ability to generate revenues,

  2.   Decreased shareholder value or

  3.   Dissolution of the Company.



PAGE-8-



(4)  Conflicts of Interest with Management

  Because some of our officers and directors are, and may, in the future, become involved in other business activities, our officers and directors may face a conflict of interest in selecting between us and other business interests. We have not formulated a policy for the resolution of such conflicts. Because such conflicts or other potential conflicts may not be resolved in our best interests, you should exercise caution before your purchase our common stock.

Item 3.  Description of Property

A.  Description of Property

  Our principal offices are located at Suite 1201, Alexandra House, 16-20 Chater Road, Central, Hong Kong, telephone: (852) 2905-
1388.   These offices comprise a fully furnished room of  about  80 square  feet  for the exclusive use of our directors and  officers,
and   two  fully  furnished  conference  rooms  shared  with  other occupants of the premises. Our use of these offices was arranged under a Representative Office Agreement made with Jupiter Capital Limited on October 26, 2001. Under this Agreement, we have to pay Jupiter Capital Limited a monthly charge of US$1,181 for various kinds of office services, including, but not limited to reception services, mail forwarding and use of office space. This Agreement has no provision on the revision of the monthly charge and is terminable subject to a one-month notice from either party.

  In addition, we have entered into the following agreements under which, upon our request, our directors, officers and employees, shall be provided with office space at the office locations shown below:

Agreement     Counter Party to the Contract     Term         Charges (1)
              and Location of its leased
                        office
------------------------------------------------------------------------
Sub-          Yellowstone Incorporation       November 12,     $17,400
Contracting   Services, Inc.                  2001 to
And Name-     2980 S. Rainbow Blvd.  Suite    November 11,     for
use Right     200F                            2004             three
Agreement     Las Vegas, Nevada 89146,                         years
               U.S.A.

Sub-          Foshan Hung Law Investment      Non-cancelable   $500
Contracting   Planning Limited                for the period   per
And Name-     Suite 602, 101 Ren Min Road,    from December    month
use Right     Foshan, Guangdong, People's     1, 2001 to
Agreement     Republic of China               November 30,
                                              2002 with one
                                              month
                                              termination
                                              notice required
                                              thereafter

(1) These charges are for various office services including, but not limited to, reception services, mail forwarding and use of office space upon requested.

B.  Investment Policies

  Our management does not currently have policies regarding the acquisition or sale of real estate assets primarily for possible capital gain or primarily for income. We do not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item  4.   Security  Ownership  of Certain  Beneficial  Owners  and
Management

A.  Security Ownership of Certain Beneficial Owners and Management

  The following table sets forth as of April 2, 2002 certain information regarding the beneficial ownership of our common stock by:

  1. Each person who is known us to be the beneficial owner of more than 5% of the common stock,



PAGE-9-



  2.   Each of our directors and executive officers and

  3.   All of our directors and executive officers as a group.

  Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.

 TITLE OF           NAME AND ADDRESS           AMOUNT AND   % OF
  CLASS           OF BENEFICIAL OWNER          NATURE OF    CLASS
                                               BENEFICIAL
                                                 OWNER
-------------------------------------------------------------------
Common     King Kwok Yu, President and          500,000     8.04%
Stock      Director(1)

Common     Roy Kai Hon Chan, Chief Operating    200,000     3.22%
Stock      Officer and Director(1)

Common     Ka Yiu Ip, Chief Financial           200,000     3.22%
Stock      Officer and Director(1)
-------------------------------------------------------------------

           Officers and Directors as a Group    900,000     14.47%
                                               --------------------


Common     Qu Corp. (2)                        2,052,632    33.01%
Stock

Common     Wellco USA, Inc. (3)                 500,000     8.04%
Stock

Common     Sharpsville Investments Limited      200,000     3.22%
Stock      (3)

Common     Neo Poh Hock                         400,000     6.43%
Stock

Common     Cheng Lun Ton                        400,000     6.43%
Stock

Common     Ching Yee Chan                       300,000     4.82%
Stock

Footnotes:

(2) The address of officers and directors in the table is c/o Yellowstone Corporate Services, Inc., Suite 1201 Alexandra House, 16-20 Chater Road, Hong Kong.

(3)   The  address of Qu Corp. is 3266 Dawnflower, "A," Las  Vegas,
  Nevada  89121.   Tia  Owen is the sole shareholder,  officer  and
  director of Qu Corp.
(4) Mr. William Lam and Mrs. Lisa Lam, husband and wife, are the beneficial owners of Sharpsville Investments Limited and Wellco USA, Inc. Mr. and Mrs. Lam are also the beneficial owners of Jupiter Capital Limited, which has a Representative Office Agreement with us. Mr. and Mrs. Lam can be contacted at Suite 1201 Alexandra House, 16-20 Chater Road, Hong Kong.

B.  Change in Control

  No arrangements exist that may result in a change of control of Yellowstone.



PAGE-10-



Item  5.   Directors and Executive Officers, Promoters and  Control
Persons

A.  Directors, Executive Officers and Significant Employees

  The following table sets forth certain information with respect to each of our executive officers or directors.


    NAME     AGE         POSITION           DIRECTOR SINCE   TERM
------------------------------------------------------------------
King Kwok Yu  49  President and Director    March 28, 2001    1
                                                            year(1)

Roy Kai Hon   50  Chief Operating Officer   March 28, 2001    1
Chan              and Director                              year(
                                                              1)

Ka Yiu Ip     45  Chief Financial Officer   March 28, 2001    1
                  and Director                              year(1)

Footnotes:

(1) Directors hold office for one year or until a successor or successors are elected and appointed.

  Mr. King Kwok Yu, Director and President, is responsible for overseeing the strategic development of YCS. Mr. Yu was formerly the Chief Financial Officer of Foshan Faulding Pharmaceutical Co. Limited. He is a US certified public accountant and has extensive experience in Asia as a financial executive for a number of listed companies and Corporate Services firms in the region.

  Mr. Roy Kai Hon Chan, Director and Chief Operating Officer, is responsible for YCS's overall administration and data communication operations. Mr. Chan formerly held the position of Programmer/EDP Manager at a number of companies and was an owner of a computer hardware and software consultancy company.

  Mr. Ka Yiu Ip, Director and Chief Financial Officer, has overall responsibility over the financial and treasury management of YCS. Mr. Ip is a Hong Kong Certified Public Accountant and an Associate Member of the Chartered Association of Certified Accountants of the United Kingdom. He formerly held executive positions at a number of accounting firms and listed companies in Hong Kong. Since 1987, Mr. Ip has been a sole proprietor of the accounting practice, Ip Ka Yiu Certified Public Accountant (Hong Kong).

Item 6.  Executive Compensation

A.   Remuneration of Directors, Executive Officers and  Significant
  Employees

  We do not have employment agreements with our executive officers. We have yet to determine the appropriate terms needed for the creation of employment agreements for our officers. There has been no discussion with any of our officers regarding any potential terms of these agreements, nor have such terms been determined with any specificity. We plan to have these agreements completed by the beginning of the next year. We have no proposal, understanding or arrangement concerning accrued earnings to be paid in the future. In the meanwhile, none of our executive officers have been drawing salaries since they were appointed to their positions.



PAGE-11-



                  Summary Compensation Table

                      Annual                  Long-Term Compensation
                   Compensation
               -------------------   ----------------------------------------
               -------------------   ----------------------------------------

  Name and     Year  Salary  Bonus  Other    Restr   Securi    LTIP   All
  Principal                         Annual   icted   ties      Pay-   Other
  Position             ($)   ($)    Compen-  Stock   Underl    outs   Compen-
                                    sation   Awards  ying      ($)    sation
                                     ($)      ($)    Options           ($)
                                                      (#)

King Kwok Yu   2001     0     0       0        0       0        0       0
 President
and Director

Roy Kai Hon    2001     0     0       0        0       0        0       0
    Chan
  COO and
  Director

 Ka Yiu Ip     2001     0     0       0        0       0        0       0
  CFO and
  Director


Compensation of Directors

  There were no arrangements pursuant to which any director was compensated for the period from March 13, 2001 to December 31, 2001, for services provided as a director.

Item 7.  Certain Relationships and Related Transactions

  Our Board of Directors has adopted a policy to pay a referral fee to its stockholders, officers, directors and employees in the event that we successfully secure a client as a result of receiving a referral from any of these parties and that we successfully complete the related assignment. The amount of referral fee payable to any of these parties will be in line with that payable to independent consultants and professional firms. The payment of successful-basis referral fee to our stockholders, officers, directors and employees is designed to serve as an incentive for them to develop our business with a collective effort.

  In September 2001, through Mr. William Lam, we secured an engagement as Joint Project Manager with Jupiter Capital Korea Limited to assist a Korean based client to seek for quotation on the OTCBB in the United States (the "Korean Project"). We have commenced work on this engagement. Upon completion of this engagement, we will pay a referral fee to Mr. William Lam. Mr. William Lam and his wife, Mrs. Lisa Lam, beneficially own 700,000 shares of our common stock (200,000 shares held by Sharpsville Investments Limited, a BVI company, which subscribed these shares on 3/28/2001. 500,000 shares held by Wellco USA Inc., a Nevada corporation, which bought these shares during the Nevada DPO closed in January 2002).

  In connection with the Korean Project, we have engaged Qu Corp., which is a registered stockholder for 2,052,632 shares of our common stock, to act as our coordinator in the United States at a fee of $45,000, which is included as part of the deferred project costs under current assets.

  On October 26, 2001, we entered into a Representative Office Agreement with Jupiter Capital Limited ("Jupiter Hong Kong"), which is beneficially owned by Mr. William Lam and Mrs. Lisa Lam. Under this agreement, Jupiter Hong Kong provides us with various kinds of office services in Hong Kong, including, but not limited to, reception services, mail forwarding and use of office space upon request at a monthly charge of $1,181 per month. We have requested and arranged with Jupiter Hong Kong to provide us with about 80 square feet of office space for use by our directors and officers on a continuous basis.

  We owe our stockholder King Kwok Yu, who is also our President and a Director, an aggregate of $3,217 as of December 31, 2001. The amount due is unsecured, non-interest bearing and without pre-determined repayment term. Mr. Yu has made the following payments on our behalf:


               Purchase of fixed assets         $765

               Payment of general and          2,852
               administrative expenses        --------

                                              $3,217
                                              ========



PAGE-12-



Item 8.  Description of Securities

  Our authorized capital stock consists of 20,000,000 shares of common stock, par value $.001 per share and 5,000,000 shares of preferred stock, par value. As of April 2, 2002, we had 6,219,132 shares of common stock outstanding. To date, we have not issued preferred stock and have no plans, commitments or understandings to do so. The following summary discusses all of the material terms of the provisions of our common stock and preferred stock as set forth in our "Articles of Incorporation" and bylaws.

Common Stock

  As a holder of our common stock:

  1. You have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;

  2. You are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;

  3. You do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;

  4. You are entitled to 1 vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholders; and

  5. Your shares are fully paid and non-assessable. Additionally, there is no cumulative voting for the election of directors.

Preferred Stock

  Although we have not issued any preferred stock to date, nor have we developed the descriptive attributes of these preferred shares, we can issue shares of preferred stock in series with such preferences and designations as our board of directors may determine. Our board can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights. This could dilute the voting strength of the holders of common stock and may help our management impede a takeover or attempted change in control.

Nevada Anti-Takeover Provisions

  The anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada Corporation Law apply to Yellowstone Corporate Services, Inc. Section 78.438 of the Nevada law prohibits us from merging with or selling Yellowstone or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired the Yellowstone shares, unless the transaction is approved by Yellowstone's Board of Directors. The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of Yellowstone.



PAGE-13-



                              Part II

Item 1.  Market for Common Equity and Related Stockholder Matters

A.  Market Information

  Our common stock is not traded on any public market and there has been no trading market to date.

  There are no outstanding options or warrants to purchase, or securities convertible into, our common stock.

  There are currently 6,219,132 shares of common stock that can be sold under Rule 144 under the Securities Act of 1933, as amended, given that the shareholders of such restricted shares provide notification compliant with Rule 144(h) of such same Act.

  Our management has considered a potential offering of our common equity, which could have a material effect on the future market price of our common equity. However, there are no agreements or commitments to enact such an offering of securities at this time.

B.  Holders

  As of April 2, 2002, we had approximately 55 shareholders of record.

C.  Dividends

  To the date of this Registration Statement, we have not declared nor paid any dividends on our common stock.

  As of the date of this Registration Statement, we do not have a formal dividend policy.

Item 2.  Legal Proceedings

  We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

Item 3.  Changes in and Disagreements with Accountants

  We have had no disagreements with our independent accountants.

Item 4.  Recent Sale of Unregistered Securities

  The following discussion describes all the securities we have sold within the past three fiscal years:

  On March 28, 2001, we issued 5,052,632 shares of our common stock with a par value of $0.001 per share to founding shareholders. The shares were issued in exchange for cash totaling $51,020 and in exchange for services to be rendered in the amount of $45,000. This original stock offering was made in accordance with Section 4(2) of the Securities Act of 1933, as amended. The individuals afforded the opportunity to purchase stock had access to all of our books and records, upon request. As we were incorporated on March 14, 2001, very few transactions had been effected between the date of incorporation and the date of issuance, thus, our records were relatively new leading to the date the shares were issued. The purchasers are as follows:



PAGE-14-



                  Purchaser        Affiliation to    Amount  of  Shares
                                     the Company     Purchased
               ---------------     ---------------   -------------------
               Qu Corp.                  None             2,052,632
               King K. Yu            Director and          500,000
                                       President
               Neo Poh Hock              None              400,000
               Cheung Lun Ton            None              400,000
               Ching Yee Chan            None              300,000
               Ka Yiu Ip             Director and          200,000
                                         CFO
               Roy Kai Hon Chan      Director and          200,000
                                         COO
               Po Chung Ho               None              200,000
               Hidy Sau Ching            None              200,000
               Tsui
               Winfred Chun Ning         None              200,000
               Lui
               Agnes Ching-Mei           None              200,000
               Chan
               Sharpsville               None              200,000
               Investments Ltd.

  In January, 2002, we completed a public offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of the offering in the State of Nevada. We sold 1,166,500 shares of common stock, par value, at a price of $0.10 per share to approximately 43 unaffiliated shareholders of record, none of whom were or are our officers or directors. The offering was sold for $116,650 in cash.

  This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act. In addition, this offering was made on a best efforts basis and was not underwritten. In regards to the offering closed in March 2001 offering, listed below are the requirements set forth under Regulation D, Rule 504 and the facts which support the availability of Rule 504 to the January 2002 offering:

     a. At the time of the offering, we were not subject to the reporting requirements of section 13 or section 15(d) of the Exchange Act. Further, we are not now, nor were we at the time of the offering, considered to be an investment company. Finally, since inception, we have pursued a specific business plan, and continue to do so.

     b. We were issued a permit to sell securities by the State of Nevada, pursuant to our application for registration by qualification of our offering of Common Stock in that state. The application for registration by qualification was filed pursuant to the provisions of NRS 90.490, which requires the public filing and delivery to investors of a substantive disclosure document before sale. In January 2002, we completed a public offering of shares of common stock pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of said offering in the State of Nevada, whereby we sold 1,166,500 shares of Common Stock to approximately 43 unaffiliated shareholders of record, none of whom were or are our officers or directors. The entire offering was conducted exclusively in the State of Nevada, pursuant to the permit issued by the State of Nevada.

     c. The aggregate offering price for the offering closed in January 2002 was $116,650, all of which was collected from the offering.

  There have been no other issuances of common stock or preferred stock.

Item 5.  Indemnification of Directors and Officers

  The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows:



PAGE-15-



  Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

  The Bylaws of the Company further state that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

  The Articles of Incorporation of the Company state that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

  The Articles of Incorporation of the Company further state that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right, which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.



PAGE-16-



                             Part F/S

Item 1.  Financial Statements

The following documents are filed as part of this report:

  a) Yellowstone Corporate Services, Inc.                     Page



Balance Sheets                                                21

Statements of Operations and Accumulated Deficit              22

Statement of Cash Flows                                       23

Statements of Changes in Stockholders' Equity                 24

Notes to Financial Statements                                 25








PAGE-17-



YELLOWSTONE CORPORATE SERVICES, INC.
(A DEVELOPMENT STAGE COMPANY)



REPORT AND FINANCIAL STATEMENTS



FOR THE PERIOD FROM MARCH 14, 2001
(DATE OF INCORPORATION) TO DECEMBER 31, 2001














PAGE-18-



YELLOWSTONE CORPORATE SERVICES, INC.
(A DEVELOPMENT STAGE COMPANY)

REPORT AND FINANCIAL STATEMENTS

FOR THE PERIOD FROM MARCH 14, 2001 (DATE OF INCORPORATION)
TO DECEMBER 31, 2001




CONTENTS                                                      Pages

Report of Independent Public Accountants                        1

Balance Sheet                                                   2

Statement of Operations                                         3

Statement of Cash Flow                                          4

Statement of Changes in Stockholders' Equity                    5

Notes to Financial Statements                                  6-10












PAGE-19-



ARESON
     & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
4/F., Galuxe Building, 8-10 On Lan Street, Central, Hong Kong
Tel. (852) 2523 2167  Fax. (852) 2810 1957
Email. aac@netvigator.com  whajr@netvigator.com
Principal: William H. Areson, Jr. CPA
                New York, USA




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and the Board of Directors of Yellowstone Corporate Services, Inc.
(A development stage company)


We have audited the accompanying balance sheet of Yellowstone Corporate Services, Inc. (the "Company") as of December 31, 2001 and the related statement of operations, cash flows and stockholders' equity from March 14, 2001 (date of incorporation) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of the Company as of December 31, 2001, and the results of its operations, its cash flow and its changes in stockholders' equity for the period from March 14, 2001 (date of incorporation) to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.






ARESON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
DATED MARCH 28, 2002  HONG KONG



PAGE-20-F1



YELLOWSTONE CORPORATE SERVICES, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET AS OF DECEMBER 31, 2001
(Amounts expressed in United States dollars)

                                                    Pro forma
                                                    (unaudited)
                                                    (note 9)
                                   Notes        $        $
ASSETS

Current assets:
Cash                                       31,220   136,155
Accounts receivable                           135       135
Prepayments                                 7,733     7,733
Deferred project costs                     46,515    46,515
Deferred offering costs             3(b)   45,000   -
                                         ----------------------
Total current assets                      130,603   190,538

Fixed assets:
Office equipment (net of
accumulated
depreciation of $32)                          733       733

Other assets:
Long-term prepayments               6(a)   10,811    10,811

Total assets                              142,147   202,082
                                         ======================
LIABILITIES AND STOCKHOLDERS'
   EQUITY

Current liabilities:
Clients' deposits                          10,000    10,000
Accounts   payable  and   accrued          40,348    40,348
expenses
Due to a stockholder                5(e)    3,217     3,217
                                         ----------------------
Total current liabilities                  53,565    53,565

Commitments                        6 & 7

Stockholders' equity:
Preferred stock, $0.001 par
value, 5,000,000 shares
authorized;  no shares  issued      3(a)        -         -
and outstanding
Common  stock, $0.001 par  value,
20,000,000
shares  authorized;  5,052,632
shares issued and
  outstanding                      3(b) &   5,053     6,220
                                    8(a)
Additional paid-in capital                 90,967   149,735
Accumulated deficit                        (7,438)  (7,438)
                                         ----------------------
Total stockholders' equity                 88,582   148,517
                                         ----------------------
Total liabilities and                      142,147  202,082
stockholders' equity                     ======================



The notes on pages 6 through 10 are an integral part of these financial statements.



PAGE-21-F2



YELLOWSTONE CORPORATE SERVICES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM MARCH 14, 2001 (DATE OF INCORPORATION)
TO DECEMBER 31, 2001
(Amounts expressed in United States dollars)


                                  Notes         Deficit
                                                accumulated
                                                during
                                                development
                                                stage
                                          $         $
REVENUES
Name use right fees                      135       135
                                        -------------------
EXPENSES
Depreciation                             32        32
General    and    administrative         7,541     7,541
expenses                                -------------------

Total expenses                           7,573     7,573
                                        -------------------
Loss from operations and net            (7,438)   (7,438)
loss                                    ===================

Loss per common share               4     (0.00)    (0.00)
                                        ===================
Weighted   average   number   of
common shares
    outstanding                        5,052,632  5,052,632
                                        ===================






The notes on pages 6 through 10 are an integral part of these financial statements.



PAGE-22-F3



YELLOWSTONE CORPORATE SERVICES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOW
FOR THE PERIOD FROM MARCH 14, 2001 (DATE OF INCORPORATION)
TO DECEMBER 31, 2001
 (Amounts expressed in United States dollars)


                                                Deficit
                                                accumulated
                                                during
                                                development
                                                stage
                                                $        $
CASH FLOW FROM OPERATING ACTIVITIES
Net loss                                        (7,438)  (7,438)

Adjustments to reconcile net  loss  to
net cash paid
   for operating activities:
Depreciation                                        32       32
Decrease/(increase)    in    operating
assets:
Accounts receivable                               (135)    (135)
Prepayments                                    (18,544) (18,544)
Deferred project costs                         (46,515) (46,515)
Increase/(decrease)    in    operating
liabilities:
Clients' deposits                               10,000   10,000
Accounts payable and accrued expenses           40,348   40,348
                                              -------------------
Net cash paid for operating activities         (22,252) (22,252)

CASH FLOW FROM INVESTING ACTIVITIES
Purchases of office equipment                     (765)    (765)

CASH FLOW FROM FINANCING ACTIVITIES
Issuance of shares                              51,020   51,020
Due to a stockholder                             3,217    3,217
                                              -------------------
Net increase in cash                            31,220   31,220
Cash as of beginning of period                       -        -

Cash as of end of period                        31,220   31,220
                                              ===================
Non-cash   investing   and   financing
activities:

Common  stock  issued in exchange  for
corporate
   consulting and document preparation          45,000   45,000
services                                      ===================





The notes on pages 6 through 10 are an integral part of these financial statements.



PAGE-23-F4



YELLOWSTONE CORPORATE SERVICES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM MARCH 14, 2001 (DATE OF INCORPORATION)
TO DECEMBER 31, 2001
(Amounts expressed in United States dollars)




                            Common stock
                                           Additional
                          Number           paid-in     Accumulated
                          of
                          shares  Amount   capital     deficit      Total
                                  $        $           $            $

Insurance of new
shares:

Common  stock issued
to company             1,000,000  1,000    20          -           1,020
organizers

Common  stock issued
to initial             2,000,000  2,000    48,000      -           50,000
investors

Common  stock issued
in exchange for
corporate
consulting and
document
preparation            2,052,632  2,053    42,947      -           45,000
services

Net  loss from March
14, 2001  (date  of
incorporation)
to December 31,              -    -        -        (7,438)       (7,438)
2001
                      -----------------------------------------------------
Balance as of
December 31,
2001                  5,052,632   5,053    90,967   (7,438)        88,582
                      =====================================================






The notes on pages 6 through 10 are an integral part of these financial statements.



PAGE-24-F5



YELLOWSTONE CORPORATE SERVICES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
(Amounts expressed in United States dollars)

1          ORGANIZATION AND PRINCIPAL ACTIVITIES

    Yellowstone  Corporate  Services,  Inc.  (the  "Company")   was
    incorporated in the State of Nevada on March 14, 2001. The Company's major business objectives are to provide consulting, liaison, and coordination services to foreign small to medium size companies to assist them in becoming publicly traded companies in the United States. Its initial geographical focus includes Hong Kong, the People's Republic of China and the Republic of Korea. After the clients become publicly traded companies, the Company will also provide continuing consulting services for compliance and reporting requirements in the pertinent jurisdictions. Additionally, the Company will also provide advisory services to clients on general corporate financial matters.

2          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)       Development Stage Company

         The Company is considered a development stage company, as defined in the Statement of Financial Accounting Standards No.7. The Company is devoting substantially all of its present efforts in developing corporate structure, planning operations, capital raising activities, and identifying business opportunities. As a result, the Company has no comprehensive operating revenue to date.

     (b)       Use of Estimates

         The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates. An estimate was used in valuing the amount of shares to be issued in return for professional services rendered [note 3(b)]. The directors estimate this approximates the cost an independent professional would charge for these services.

     (c)       Revenue Recognition

         Project revenues are recognized when the projects are completed.

         Revenue from granting name use rights is recognized when the right to receive payment is established.

     (d)       Deferred Project Costs

         Expenditures  specifically identifiable to  a  project-in-
         progress  are  deferred  until  the  completion   of   the
         project.



PAGE-25-F6



    YELLOWSTONE CORPORATE SERVICES, INC.
    (A DEVELOPMENT STAGE COMPANY)
    NOTES TO FINANCIAL STATEMENTS
    (Amounts expressed in United States dollars)


2          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

     (e)      Fair Value of Financial Instruments

         All financial instruments of the Company are carried at cost, which approximate their fair values.

     (f)       Fixed Assets

         Fixed assets, consisting of office equipment, are stated at cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful life of 2 years.

     (g)       Deferred Offering Costs

         The Company defers costs associated with the raising of capital until such time as the offering is completed, at which time the costs are charged against the capital raised. Should the offering be terminated, the costs are charged to operations during the period when the offering is terminated.

     (h)       Net Loss Per Share

         Basic net loss per share is computed in accordance with Statement of Financial Accounting Standards No.128 " Earnings Per Share" by dividing net loss by the weighted average number of shares of common stock outstanding during the period.


3          STOCKHOLDERS' EQUITY

     (a)       Preferred Stock

         The Company is authorized to issue 5,000,000 shares of preferred stock with a par value of $0.001 each, with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

     (b)       Common Stock

         The Company is authorized to issue 20,000,000 shares of common stock with a par value of $0.001 each. The Company issued 5,052,632 shares on March 28, 2001 for a total cash consideration of $51,020 and for professional services valued by the Company's Board of Directors at $45,000, which was recorded as deferred offering costs under current assets [note 2(b)].

         Subsequent   to  December  31,  2001,  the  Company   sold
         1,166,500 shares of its common stock for a cash consideration of $104,935 (net of commission of $11,665 and escrow fees borne by the Company of $50) under Rule 504 of Regulation D of the Securities Act of 1933, which sales were closed in January, 2002. At completion of the sale of these shares, the deferred offering costs of $45,000 was charged against additional paid-in capital.



PAGE-26-F7



    YELLOWSTONE CORPORATE SERVICES, INC.
    (A DEVELOPMENT STAGE COMPANY)
    NOTES TO FINANCIAL STATEMENTS
    (Amounts expressed in United States dollars)


4          LOSS PER COMMON SHARE

     The calculation of basic loss per common share is as follows:

    Number of common shares issued on March
    28, 2001
       and outstanding                        5,052,632
                                            ============
    Fraction of the year outstanding                9/9
                                            ============

                                                    $
    Weighted average number of common shares
         outstanding  used in calculation  of
    basic loss
        per common share                      5,052,632
                                            ============
    Net loss from March 14, 2001 (date  of
    incorporation)
        to December 31, 2001                    (7,438)
                                            ============
    Basic loss per common share                  (0.00)
                                            ============

5          RELATED PARTY TRANSACTIONS

    (a) The Company's Board of Directors has adopted a policy to pay a referral fee to its stockholders, officers, directors, and employees in the event that it successfully secures a client as a result of receiving a referral from any of these parties and that it successfully complete the related assignment. The amount of referral fee payable by the Company to any of these parties will be in line with that payable to independent consultants and professional firms. The payment of successful-basis referral fee to the Company's stockholders, officers, directors and employees is designed to serve as an incentive for them to develop the Company's business with a collective effort.

    (b) In September 2001, through Mr. William Lam, the Company secured an engagement as Joint Project Manager with Jupiter Capital Korea Co. Ltd. to assist a Korean based client to seek for quotation on the Over The Counter Bulletin Board in the United States (the "Korean Project"). The Company has commenced work on this engagement. Upon completion of this engagement, the Company will pay a referral fee to Mr. William Lam (note 7). Mr. William Lam and his wife, Mrs. Lisa Lam, beneficially owns 700,000 shares of the Company's common stock.






PAGE-27-F8



    YELLOWSTONE CORPORATE SERVICES, INC.
    (A DEVELOPMENT STAGE COMPANY)
    NOTES TO FINANCIAL STATEMENTS
    (Amounts expressed in United States dollars)


5          RELATED PARTY TRANSACTIONS (Cont'd)

    (c) In connection with the Korean Project, the Company has engaged Qu Corp., which is a registered stockholder for 2,052,632 shares of the Company's common stock, to act as the Company's coordinator in the United States at a fee of $45,000, which is included as part of the deferred project costs under current assets.

    (d) On October 26, 2001, the Company entered into a Representative Office Agreement with Jupiter Capital Limited ("Jupiter Hong Kong"), which is beneficially owned by Mr. William Lam and Mrs. Lisa Lam. Under this agreement, Jupiter Hong Kong provides the Company with various kinds of office services in Hong Kong including but not limited to reception services, mail forwarding and use of office space upon request at a monthly charge of $1,181 per month. The Company has requested and arranged with Jupiter Hong Kong to provide it with about 80 square feet of office space for use by the Company's directors and officers on a continuous basis [note 6(c)].

    (e) Details of amount due to a stockholder of the Company as of December 31, 2001 are as follows:

                                        $

         Mr. King Kwok Yu               3,217
                                      =========

         Represented by payments made on behalf of the Company:

                                        $

         Purchase of fixed assets       765
         Payment of general and
         administrative
            expenses                    2,852
                                      ---------
                                        3,217
                                      =========

         The amount due is unsecured, non-interest bearing and without pre-determined repayment term.


6          OPERATING LEASES

    (a)  The Company leases office space and facilities in the United
         States at a total charge of $17,400 for three years from November 12, 2001 to November 11, 2004. Full payment for the lease had been made of which $10,811 included under long-term prepayments and $5,800 included under current prepayments.



PAGE-28-F9



    YELLOWSTONE CORPORATE SERVICES, INC.
    (A DEVELOPMENT STAGE COMPANY)
    NOTES TO FINANCIAL STATEMENTS
    (Amounts expressed in United States dollars)

6          OPERATING LEASES (Cont'd)

    (b) The Company leases office space and facilities in the People's Republic of China pursuant to lease agreement expiring on November 30, 2002. Minimum future payments pursuant to lease commitments in effect at December 31, 2001 amounted to $5,500.

    (c) The Company leases office space and facilities in Hong Kong pursuant to lease agreement on a continuous basis at a monthly charge of $1,181. No expiry terms are specified in the lease agreement, which became effective on November 1, 2001 with one month termination notice required thereafter [note 5(d)].

    (d) The company paid charges for office space and facilities of $3,651 in relation to the abovementioned leases for the period from March 14, 2001 (date of incorporation) to December 31, 2001.

7          COMMITMENTS

    The  Company  is committed to pay a referral fee of  $4,500  to
    Mr.   William   Lam  if  the  Korean  Project  is  successfully
    completed [note 5(b)].

8          SUBSEQUENT EVENTS

    (a) As set out in note 3(b), subsequent to December 31, 2001, the Company has issued a total of 1,166,500 shares of its common stock for a cash consideration of $104,935 (net of commission of $11,665 and escrow fees borne by the Company of $50).

    (b)  The   Company  incorporated  a  wholly  owned  subsidiary,
         Yellowstone (Hong Kong) Limited, on February 4, 2002 under the laws of Hong Kong. This subsidiary has an authorized capital of $1,282.

         On March 20, 2002, the Company incorporated two subsidiaries, StoneOne Inc. and CEP (USA), Inc., under the laws of the State of Nevada. Each of StoneOne Inc. and CEP (USA), Inc. has an authorized capital of $12,000. The Company holds all the issued capital in StoneOne Inc. and 55.30% of the issued capital of CEP (USA), Inc.. On March 21, 2002, the Company incorporated another wholly owned subsidiary, StarlightOne, Inc., under the laws of the State of Nevada. This subsidiary has an authorized capital of $12,000.

9          PRO FORMA BALANCE SHEET (UNAUDITED)


    A pro forma balance sheet (unaudited) is presented on the face of the historical balance sheet to reflect the issuance of the shares subsequent to December 31, 2001 [note 8(a)].



PAGE-29-F10



                             Part III

Item 1.  Index to Exhibits



Exhibit    Name and/or Identification of Exhibit
Number
----------------------------------------------------------------------
  3       Articles of Incorporation & By-Laws

            a.  Articles of Incorporation of the Company filed March
                13, 2001

            b.  By-Laws of the Company adopted March 28, 2001


  23      Consent of Experts and Counsel

            Consents of independent public accountants













PAGE-30-



                            SIGNATURES

Pursuant  to  the  requirements of Section  12  of  the  Securities
Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

               Yellowstone Corporate Services, Inc.
                           (Registrant)


Date:     April 8, 2002

By:        /s/ King Kwok Yu
     -----------------------------
     King Kwok Yu, President & CEO













PAGE-31-